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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                            Community Bancorp Inc.
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                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  20342P 10 9
        ---------------------------------------------------------------
                                (CUSIP Number)

                             John F. Stuart, Esq.
                               Reitner & Stuart
                                1319 Marsh St.
                           San Luis Obispo, CA 93401
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 15, 2002
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 20342P 10 9
          -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Thomas E. Swanson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          18,580
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             47,574
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          18,580
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          47,574
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      213,856
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.46%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to shares of the $0.625 par value common stock (the "Common Stock") of Community Bancorp Inc. (the "Company"). The Company has its principal executive offices at 130 West Fallbrook Street, Fallbrook, California 92028.

     The Company is the successor registrant to Community National Bank (the "Bank") (formerly "Fallbrook National Bank"). On June 25, 1999, the Bank became a wholly owned subsidiary of the Company in a holding company reorganization in which the Company issued one share of its Common Stock for each share of the Bank's common stock which was issued and outstanding on such date.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Name  -  Thomas E. Swanson

     (b) Business Address - c/o Community National Bank, 130 West Fallbrook Street, Fallbrook, California 92028.

     (c) Employment - Mr. Swanson is president and chief executive officer of the Bank, 130 West Fallbrook Street, Fallbrook, California 92028. He is also the president and chief executive officer of the Company which has the same address as the Bank.

     (d) Criminal Proceedings - During the last five years, Mr. Swanson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  Civil Proceedings  -   Mr. Swanson has not been a party to a civil
          proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship  -  Mr. Swanson is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The 66,154 shares of Common Stock to which this statement relates were
acquired with personal funds for an aggregate of $351,447.99.   This statement
also relates to options to acquire an additional 147,702 shares of Common Stock which are currently exercisable at an average price of $6.70 per share. It is expected that some or all of the funds necessary to exercise such options will be borrowed; however, no arrangements have currently been made in regards thereto.

ITEM 4.  PURPOSE OF TRANSACTION

     The securities with respect to which this statement relates were acquired for investment purposes by Mr. Swanson. Other than in his capacity as a director and president/chief executive officer of the Bank and the Company, Mr. Swanson has no plans or proposals which relate to or would result in any of the actions enumerated in (a)-(j) of Item 4. of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF FALLBROOK

     (a) Mr. Swanson beneficially owns 213,856 shares of Common Stock or 6.469% of the Company's Common Stock, including 147,702 shares which he has the right to acquire within 60 days pursuant to the exercise of current exercisable options granted pursuant to the Company's various stock option plans. Mr. Swanson disclaims beneficial ownership over 237,443 shares of Common Stock (7.17%) held in trust for the Bank's Employee Stock Ownership Plan. While Mr. Swanson is a trustee for such trust, instructions relating to voting and disposition of such shares are received from an administrative committee on which Mr. Swanson does not sit.

     (b) Mr. Swanson has joint voting and dispositive power with his spouse over 47,574 shares held in a family trust and has sole voting and dispositive power over 18,580 shares held in a retirement trust for his benefit. Mr. Swanson has no voting or dispositive power in connection with the 147,702 shares which he has the right to acquire within 60 days pursuant to the exercise of current exercisable options granted pursuant to the Company's various stock option plans.

     (3) Mr. Swanson has not acquired any shares of Common Stock in the past 60 days except pursuant to the payment of a stock dividend by the Company.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF FALLBROOK

     At this time, there are no contracts, arrangements, understandings or relationships relating to Mr. Swanson and the securities which are the subject of this statement except for stock option agreements issued pursuant to the Company's stock option plans reflecting the 147,702 shares which he has the right to acquire within 60 days pursuant to the exercise of current exercisable options.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                                 SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 4, 2002                    /s/ Thomas E. Swanson
                                        -------------------------------------
                                        Thomas E. Swanson